FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  17 March 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 17 March 2004




SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

mmO2 plc

2. Name of shareholder having a major interest

The Capital Group Companies Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital International Limited:
Total number of shares: 192,073,259. An umbrella company for the following companies:
Registered Name Number of Shares

State Street Nominees Limited 3,152,260
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees 68,915,344
Bank of New York
3 Birchin Lane
London
EC3V 9BY

Chase Nominees Ltd 23,079,503
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc 1,808,300
5 Laurence Hill
Poutney Hill
London EC4R OE

Bankers Trust 2,823,708
59 1/2 Southmark Street
2nd Floor
London SE1 OHH

Barclays Bank 1,206,600
Barclays Global Securities Services
8 Angel Court
London EC2R 7HT

Citibank London 800,000
11 Old Jewry
London EC2R 8D8

Morgan Guaranty 3,078,800
83 Pall Mall
London SW1Y 5ES

Nortrust Nominees 35,055,326
155 Bishopsgate
London EC2M 3XS

State Street Bank & Trust Co 12,423,773

Deutsche Bank AG 11,231,261
23 Great Winchester Street
London EC2P 2AX

HSBC Bank plc 8,365,689
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Mellon Bank NA 2,966,800
London Branch
London

Northern Trust AVFC 2,203,714
South Africa
KAS UK 262,700
Kass Associate
PO Box 178
1000 AD Amsterdam

Mellon Nominees (UK) Ltd 1,306,400
150 Buchanan Street
Glasgow G1 2DY

Bank One London 1,171,800

Clydesdale Bank plc 139,500

Northern Trust 12,081,781
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Capital International S.A.:
Total number of shares 8,705,277. An umbrella company for the following companies:

Chase Nominees Limited 7,441,977
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc 50,300
5 Laurence
Poutney Hill
EC4R OE

Royal Bank of Scotland 332,100
Regents House
42 Islington High Street
London N1 8XL

Lloyds Bank 234,900
Central Settlement Section
Branches Stock Office
34 Threadneedle Street
London

State Street Bank & Trust Co. 510,000

Citibank NA 136,000
Toronto

Capital International, Inc.:
Total number of shares 46,262,660. An umbrella company for the following companies:

State Street Nominees Limited 13,831,113
Canary Wharf
27th floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees 3,315,929
Bank of New York
3 Birchin Lane
London EC3V 9BY

Chase Nominees Limited 24,486,324
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees 583,500
155 Bishopsgate
London EC2M 9XS

State Street Bank & Trust Co. 749,394

Citibank NA 2,637,100
Toronto

HSBC Bank plc 203,100
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Citibank London 193,000
11 Old Jewry
London EC2R 8DB
Northern Trust

c/o Nortrust Nominees 263,200
155 Bishopsgate
London EC2M 9XS

Capital Guardian Trust Company:
Total Number of shares 10,295,600. An umbrella company for the following companies:

Chase Nominees Limited 7,276,200
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees 2,719,700
155 Bishopsgate
London EC2M 3XS

Mellon Nominees (UK) Ltd 299,700
150 Buchanan St
Glasgow
G1 2DY
UK


5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

55,166,472

8. Percentage of issued class

0.63%

9. Class of security

Ordinary shares of 0.1p each

10. Date of transaction

15 March 2004 - Date of Section 198 Notification

11. Date company informed

17 March 2004

12. Total holding following this notification

257,336,796

13. Total percentage holding of issued class following this notification

2.967%

14. Any additional information

Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries

Emma Ridgewell - 01753 628227

16. Name and signature of authorised company official responsible for making this notification

Emma Ridgewell

Date of notification

17 March 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 17 March 2004                        By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary